UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2005 (January 6, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc. (the "Company") hereby amends its Current Report on Form 8-K dated January 12, 2005 to provide the required financial statements relating to the acquisition by the Company of a six-story office building and a four-story parking garage in Atlanta, Georgia (the "Ashford Perimeter"), as described in such Current Report.

After reasonable inquiry, the Company is not aware of any material factors relating to the Ashford Perimeter that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01 Financial Statements and Exhibits

Page

(a) Financial Statements of Businesses Acquired.

(b) Pro Forma Financial Information.

(c) Exhibits.

None

Report of Independent Auditors

To the Shareholders and Directors of
Behringer Harvard REIT I, Inc.:

We have audited the accompanying Statement of Revenues and Certain Expenses of the Ashford Perimeter property (the "Ashford Perimeter") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of Behringer Harvard REIT I, Inc.'s management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Ashford Perimeter's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Ashford Perimeter for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

January 31, 2005
Dallas, Texas

Ashford Perimeter
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004 (unaudited)
Revenues:		
Rental revenue	$ 5,801,254	$ 4,428,340
Other income	441,121	486,651
Total revenues	6,242,375	4,914,991
Expenses:		
Maintenance and service contracts	456,578	372,263
Bad debt expense	19,395	3,799
Utilities	483,598	365,405
Management fees	242,512	301,544
Administrative and operating expenses	459,179	522,855
Property taxes	584,964	437,775
Property insurance	59,246	39,119
Repairs and maintenance	187,099	65,635
Total expenses	2,492,571	2,108,395
Revenues in excess of certain expenses	$ 3,749,804	$ 2,806,596

The accompanying notes are an integral part of these statements.

Ashford Perimeter
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

1.   **Basis of Presentation and Summary of Significant Accounting Policies**

On January 6, 2005, Behringer Harvard REIT I, Inc., (the "Company") acquired a six-story office building containing approximately 288,175 rentable square feet (unaudited) and a four-story parking garage located on approximately 10.6 acres (unaudited) of land in Atlanta, Georgia (the "Ashford Perimeter").

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Company. The statements are not intended to be a complete presentation of the revenues and expenses of the Ashford Perimeter for the year ended December 31, 2003 and nine month period ended September 30, 2004, as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Ashford Perimeter have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Other income is comprised of parking revenues and reimbursement income. Reimbursement income consists of recoveries of certain operating expenses. Recoveries of certain operating expenses and parking revenues are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2.   **Leases**

The minimum future cash rentals of the tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	5,493,520
2005		5,282,186
2006		4,149,037
2007		2,672,567
2008		2,473,447
Thereafter		1,025,048
Total	$	21,095,805

3.   **Major Tenants**

The following presents revenue from the tenants who individually represent more than 10% of Ashford Perimeter's total revenue for the year ended December 31, 2003:

Name	Amount
XO Georgia, Inc.	$ 555,300
Noble Systems Corporation	744,326
Verizon Wireless, LLC	2,113,132

4.   **Statement of Revenues and Certain Expenses for the Nine Month Period Ended September 30, 2004**

The statement of revenues and certain expenses for the nine-month period ended September 30, 2004 is unaudited.   In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included.   The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year for the operation of the Ashford Perimeter.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On January 6, 2005, the Company acquired a six-story office building containing approximately 288,175 rentable square feet and a four-story parking garage located on approximately 10.6 acres of land in Atlanta, Georgia (the "Ashford Perimeter") through Behringer Harvard Ashford Perimeter H, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, the Company's operating partnership. The purchase price of the Ashford Perimeter was $54,076,064 including closing costs. The Company used borrowings of $35,400,000 under a loan agreement ("the Ashford Loan Agreement") with Bear Stearns Commercial Mortgage, Inc. (the "Ashford Lender") to pay a portion of the contract purchase price and paid the remaining amount from proceeds of the Company's offering of common stock to the public.

In the opinion of management of the Company, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Company had acquired the Ashford Perimeter as of September 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statements of Operations of the Company and the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine month period ended September 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the above transaction on September 30, 2004, nor does it purport to represent the future financial position of the Company.

	September 30, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma September 30, 2004
Assets					
Real estate					
Land	$ -	$ 2,056,361	$ 8,800,000	(c)	$ 10,856,361
Building, net	-	15,500,115	31,569,212	(c)	47,069,327
Real estate intangibles, net	-	3,194,620	9,095,227	(c)	12,289,847
Total real estate	-	20,751,096	49,464,439		70,215,535
Cash and cash equivalents	16,083,281	(27,094,889)	(18,676,064)	(c)	-
		11,011,608	18,676,064	(e)	
Restricted cash	6,125,434	-	3,918,533	(c)	10,043,967
Accounts receivable	-	-	166,301	(c)	166,301
Prepaid expenses and other assets	21,409,010	(19,152,188)	308,772	(c)	2,565,594
Investments in tenant in common interests	65,820,472	66,375,015	-		132,195,487
Deferred financing fees, net of accumulated amortization of $25,841	698,042	628,483	482,144	(d)	1,808,669
Receivables from affiliates	45,217	-	-		45,217
Total assets	$ 110,181,456	$ 52,519,125	$ 54,340,189		$ 217,040,770
Liabilities and stockholders' equity					
Liabilities					
Mortgages payable	$ 38,528,417	$ 41,401,581	$ 35,400,000	(c)	$ 115,329,998
Dividends payable	425,346	-	-		425,346
Accrued liabilities	510,030	105,936	264,125	(c)	880,091
Subscriptions for common stock	3,633,004	-	-		3,633,004
Total liabilities	43,096,797	41,507,517	35,664,125		120,268,439
Commitments and contingencies					
Stockholders' equity					
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	-	-	-		-
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 7,953,912 shares issued and outstanding	795	125	212	(e)	1,132
Additional paid-in capital	70,199,986	11,011,483	18,675,852	(e)	99,887,321
Cumulative distributions and net loss	(3,116,122)	-	-		(3,116,122)
Total stockholders' equity	67,084,659	11,011,608	18,676,064		96,772,331
Total liabilities and stockholders' equity	$ 110,181,456	$ 52,519,125	$ 54,340,189		$ 217,040,770

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the nine month period ended September 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the Ashford Perimeter on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine month period ended September 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Nine months ended September 30, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Nine months ended September 30, 2004
Revenue						
Rental revenue	$ -	$ 2,064,800	$ 4,428,340	$ (222,753)	(d) $	6,270,387
Other income	-	358,402	486,651	-		845,053
Total revenues	-	2,423,202	4,914,991	(222,753)		7,115,440
Expenses						
Interest	719,257	2,819,823	-	1,384,468	(e)	4,923,548
Property and asset management fees	100,808	685,898	301,544	(301,544)	(f)	1,128,556
				139,065	(g)	
				202,785	(h)	
Property operating expenses	-	23,274	846,221			869,495
Real estate taxes	-	358,402	437,775	-		796,177
General and administrative	684,554	1,755	522,855	-		1,209,164
Depreciation and amortization	-	1,351,264	-	1,890,344	(i)	3,241,608
Total expenses	1,504,619	5,240,416	2,108,395	3,315,118		12,168,548
Interest income	147,406	(147,406)	-	-		-
Net income (loss) before equity in earnings of investments in tenant in common interests	(1,357,213)	(2,964,620)	2,806,596	(3,537,871)		(5,053,108)
Equity in earnings of investments in tenant in common interests	533,472	1,265,156	-	-		1,798,628
Net income (loss)	$ (823,741)	$ (1,699,464)	$ 2,806,596	$ (3,537,871)	$	(3,254,480)
Basic and diluted weighted average shares outstanding	3,606,894			6,766,326	(j)	10,373,220
Basic and diluted loss per share	$ (0.23)				$	(0.31)

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the Ashford Perimeter on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its annual report on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Year ended December 31, 2003 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2003
Revenues						
Rental revenue	$ -	$ 2,749,635	$ 5,801,254	$ (297,005)	(d)	$ 8,253,884
Other income	-	479,217	441,121	-		920,338
Total revenues	-	3,228,852	6,242,375	(297,005)		9,174,222
Expenses						
Interest	60,833	4,392,559	-	1,845,958	(e)	6,299,350
Property and asset management fees	10,220	1,007,364	242,512	(242,512)	(f)	1,467,148
				179,184	(g)	
				270,380	(h)	
Property operating expenses	-	28,512	1,205,916	-		1,234,428
Real estate taxes	-	479,217	584,964	-		1,064,181
General and administrative	240,223	15,164	459,179	-		714,566
Depreciation and amortization	-	1,801,685	-	2,520,459	(i)	4,322,144
Total expenses	311,276	7,724,501	2,492,571	4,573,469		15,101,817
Interest income	3,767	(3,767)	-	-		-
Net income (loss) before equity in earnings of investments in tenant in common interests	(307,509)	(4,499,416)	3,749,804	(4,870,474)		(5,927,595)
Equity in earnings of investments in tenant in common interests	18,176	2,044,808	-	-		2,062,984
Net income (loss)	$ (289,333)	$ (2,454,608)	$ 3,749,804	$ (4,870,474)		$ (3,864,611)
Basic and diluted weighted average shares outstanding	142,430			10,230,790	(j)	10,373,220
Basic and diluted loss per share	$ (2.03)					$ (0.37)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.   Reflects the Company's historical balance sheet as of September 30, 2004.

b.   Reflects the Pro Forma acquisition of the Travis Tower, the Pratt Building and the Cyprus Building as reported on Form 8-K/A dated January 31, 2005.

c.   Reflects the acquisition of the Ashford Perimeter by the Company for $54,076,064. The acquisition was funded with $18,676,064 of cash and $35,400,000 of debt. The Company allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 8,800,000	-
Building	31,569,212	25 years
Above/below market leases, net	1,386,021	4.67 years
Tenant improvements, leasing commissions & legal fees	1,623,170	4.67 years
In-place leases	2,528,733	4.67 years
Tenant relationships	3,557,303	9.67 years
Accounts receivable	166,301	
Prepaid expenses and other assets	308,772	-
Restricted cash	3,918,533	-
Financing fees	482,144	-
Tenant escrows	(191,101)	-
Other accruals	(73,024)	-
	$ 54,076,064	

The Company allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

The Company determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Company as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and tenant relationships based on management's evaluation of the specific characteristics of the tenants' leases and the Company's overall relationship with the tenants. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of the in-place leases acquired and tenant relationships are determined by applying a fair value model. The estimates of fair value of the in-place leases includes an estimate of carrying costs during the expected lease-up periods for the space considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up periods based on current market conditions. The estimates of fair value of the tenant relationships also include costs to execute similar leases including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management.

The Company amortizes the value of the in-place leases and in-place tenant improvements to expense over the initial terms of the leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

d.   Reflects financing costs incurred in connection with obtaining the debt.

e.   The Company actually issued 5,564,710 shares of common stock during the period October 1, 2004 through January 5, 2005 for net proceeds of $48,945,224. This adjustment reflects the issuance of 2,122,280 shares for net proceeds of $18,676,064 as this is the pro forma amount necessary for the Company to complete the acquisition after September 30, 2004 from cash on hand.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004

a.   Reflects the historical operations of the Company for the nine months ended September 30, 2004.

b.   Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property, Travis Tower, the Pratt Building and the Cyprus Building as reported on Form 8-K/A dated January 31, 2005.

c.   Reflects the historical revenues and certain expenses of the Ashford Perimeter.

d.   Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 56 months.

e.   Represents interest expense associated with the $35,400,000 of long-term debt obtained in connection with the purchase of the Ashford Perimeter and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.02% per annum until January 31, 2006 and 5.3% per annum thereafter. The loan matures on February 1, 2012 or other such date on which the final payment of principal becomes due, requires monthly payments of interest only through February 2007 and monthly payments of principal and interest thereafter. The deferred financing costs in the amount of $482,144 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

f.   Reflects the reversal of historical property and asset management fees for the Ashford Perimeter.

g.   Reflects the property management fees associated with the current management of the Ashford Perimeter. The property is managed by HPT Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h.   Reflects the asset management fees associated with the Ashford Perimeter. The asset is managed by HPT Management Services LP, an affiliate of the Company, for an annual asset management fee of 0.5% of the asset value.

i.   Reflects the depreciation and amortization of the Ashford Perimeter using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 31,569,212	25 years
Real estate intangibles[1]	5,537,924	4.67 years
Tenant relationships	3,557,303	9.67 years

[1] Included in real estate intangibles is $1,413,335 of above market lease value and $27,314 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building, the Cyprus Building and the Ashford Perimeter. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$ 5,025,865
Cash needed to acquire Enclave on the Lake	3,370,261
Cash needed to acquire the Colorado Property	17,965,073
Cash needed to acquire Travis Tower	12,758,333
Cash needed to acquire the Pratt Building	12,843,584
Cash needed to acquire the Cyprus Building	20,645,160
Cash needed to acquire the Ashford Perimeter	18,676,064
	$ 91,284,340
Net cash received from each share of common stock issued	$ 8.80 **(1)**
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building, the Cyprus Building and the Ashford Perimeter	10,373,220
Less historical weighted average of common stock outstanding at September 30, 2004	(3,606,894)
	6,766,326

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a. Reflects the historical operations of the Company for the year ended December 31, 2003.

b. Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property, Travis Tower, the Pratt Building, and the Cyprus Building as reported on Form 8-K/A dated January 31, 2005.

c. Reflects the historical revenues and certain expenses of the Ashford Perimeter.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 56 months.

e. Represents interest expense associated with the $35,400,000 of long-term debt obtained in connection with the purchase of the Ashford Perimeter and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.02% per annum until January 31, 2006 and 5.3% per annum thereafter. The loan matures on February 1, 2012 or other such date on which the final payment of principal becomes due, requires monthly payments of interest only through February 2007 and monthly payments of principal and interest thereafter. The deferred financing costs in the amount of $482,144 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

f.   Reflects the reversal of historical property and asset management fees for the Ashford Perimeter.

g.   Reflects the property management fees associated with the current management of the Ashford Perimeter. The property is managed by HPT Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h.   Reflects the asset management fees associated with the Ashford Perimeter. The asset is managed by HPT Management Services LP, an affiliate of the Company, for an annual asset management fee of 0.5% of the asset value.

i.   Reflects the depreciation and amortization of the Ashford Perimeter using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 31,569,212	25 years
Real estate intangibles[1]	5,537,924	4.67 years
Tenant relationships	3,557,303	9.67 years

[1] Included in real estate intangibles is $1,413,335 of above market lease value and $27,314 of below market lease value, which are amortized to rental income. See Note d.

j.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building, the Cyprus Building and the Ashford Perimeter. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$ 5,025,865
Cash needed to acquire Enclave on the Lake	3,370,261
Cash needed to acquire the Colorado Property	17,965,073
Cash needed to acquire Travis Tower	12,758,333
Cash needed to acquire the Pratt Building	12,843,584
Cash needed to acquire the Cyprus Building	20,645,160
Cash needed to acquire the Ashford Perimeter	18,676,064
	$ 91,284,340
Net cash received from each share of common stock issued	$ 8.80 (1)
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower, the Pratt Building, the Cyprus Building and the Ashford Perimeter	10,373,220
Less historical weighted average of common stock outstanding at December 31, 2003	(142,430)
	10,230,790

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: February 1, 2005

By: /s/ Gary S. Bresky

Gary S. Bresky
Chief Financial Officer and Treasurer